Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2012	2013	2014	2015	2016	Six Months Ended June 30, 2017
Earnings:
Income (loss) from continuing operations before taxes	$100.6	$77.0	$(5.9)	$(80.1)	$38.5	$33.2
Deduct: Equity earnings net of dividends	0.8	0.8	(1.6)	(3.1)	(1.0)	0.0
Deduct: Pre-tax income of noncontrolling interests	2.0	-	-	-	-	0.3
Add: Fixed charges	41.6	39.4	51.8	64.6	66.4	28.9
Earnings as defined	$139.4	$115.6	$47.5	$(12.4)	$105.9	$61.8
Fixed charges:
Interest expensed	$27.9	$26.8	$39.1	$50.7	$50.8	$21.4
Other	0.0	0.4	1.3	0.0	0.0	0.0
Rents	44.3	39.4	36.7	44.7	50.3	24.3
Interest factor	31%	31%	31%	31%	31%	31%
Estimated interest component of rent	13.7	12.2	11.4	13.9	15.6	7.5
Total fixed charges	$41.6	$39.4	$51.8	$64.6	$66.4	$28.9
Ratio of earnings to fixed charges(1)	3.35	2.93	0.92	(0.19)	1.59	2.14

(1)	In 2014 and 2015, earnings did not cover fixed charges by $4.3 million and $77.0 million, respectively.